 LBO Capital Corp.

23399 Commerce Dr Ste B-1 ∙ Farmington Hills MI ∙ 48335 USA

248.994.009-tel  www.lbocapitalcorp.com  248.489.9495-fax

November 4, 2009

United States

Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549-3561

Attention: Mr. John T. Archfield Jr.

                    Re: LBO Capital Corp.

                           File No. 33-19107

Dear Mr. Archfield:

We have reviewed your letter dated October 16, 2009, and submit the following responses to the inquiries raised in that letter:

Form 10-Q for Fiscal Quarter Ended June 30, 2009

Item 1.  Financial Statements

1.

We are still in the process of obtaining a true sale legal opinion as requested by the SEC. We apologize for delay and we will file the true sale legal opinion with the SEC as soon as we receive it in the next few days.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

2.

We will revise this item to include a detailed description of the issues that GreenTech has with HUD and the environmental issues in the facility and the impact these issues will have in the results of our operations.  The text of the disclosure would be as follows:

As of today, our customer GreenTech has informed us that GreenTech has resolved all the environmental issues concerning the facility in which it will establish the machine line of PIM.  The Douglas County Authority has included GreenTech in its corrective Action Plan on file with the State of Georgia‘s Environmental Protection Division as well as indemnifying GreenTech from any potential liability.  In addition, GreenTech has informed us that it is working diligently with HUD to obtain a release from their Regulatory Agreement that restricts their assets as long as the Trust has any HUD held debt. This would allow GreenTech to use their cash reserves to pay the factoring company Capital-Plus Partners, LLC the invoice of $700,000, which the Company factored in March 2009.  Payment of this invoice might have a positive impact in our liquidity in the estimated amount of $140,000.

Form 10-Q for Fiscal Quarter Ended March 31, 2009

Item 1. Financial Statements

Notes to Unaudited Consolidated Financial Statements

Note 6. Intangible Assets, Net

3.

The cost of goods sold is not related to the license and royalty agreements.  The $300,000 of cost of goods sold is comprised of a total $200,000 of costs related to site preparation for equipment installation at Douglas-Coffee County, GA, and a total of $100,000 of in fees and consulting services for the factory in the above location.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

4.

You are asking us how we determined that the collection of the $700,000 was reasonably assured prior to the recognition of revenue pursuant to SAB Topic 13:A.1.

As explained in our previous response, we have received signed guaranties from GreenTech and Gulf Coast Arms Trust, which can be executed at any time by the factor, Capital-Plus Partners, LLC.  Also, Gulf Arms Trust has provided both the factor and us with proof of available funds to support such obligation.  Based on such facts, we determined that we have adequate protection and reasonable assurance that the collection of the $700,000 is guaranteed by legally enforceable documents.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis or Plan of Operations

Contractual Obligations

5.

We agree with your comment, and we will revise the table to reflect all contractual obligations, including the future minimum royalty payment obligations in all of the 2009 10-Q’s.

Notes to Consolidated Financial Statements

Note 2. Acquisitions

6.

 We have read your comment concerning the fact that ADCI and GTI were development stage enterprises at the time of the acquisition.  You are referring to the statement in page 6 of EITF 98-3, which states: If the transferred set is in development stage and has not commenced planned principal operations, the set is presumed not to be a business.

However, GTI and ADCI had commenced the planned set of operations prior to the acquisition by LBO Capital Corp. Both ADCI and GTI were comprised of self-sustaining sets of activities and assets conducted and managed for the purpose of providing a return to their many investors.

EITF 98-3 states that a business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers.

The following analysis supports our conclusion that ADCI and GTI were businesses at the time of the acquisition:

Global Tech International, Inc. (“GTI”)

Inputs: GTI develops advanced innovative technologies and total solution packages.  GTI holds the exclusive rights to the manufacturing process called PIM (Powder Impression Molding) in the NAFTA region. PIM is a technology that allows manufacturing companies to produce products using plastic/composite materials to achieve high strength/low weight thermoplastic molded components. PIM also enables the replacement of existing products that are manufactured using “old” technology with “new” technology to gain the competitive edge in today’s global market.

GTI is the owner of the exclusive worldwide rights to another manufacturing technology called Magnesium Encapsulation.  This technology benefits the automotive industry in particular, where magnesium is widely used to build parts of the cars. Magnesium is associated with issues and problems from galvanic corrosion and some issues rising from compatibility with paint processes.  Standard solutions to these problems consist of conversion coatings and/or complicated isolator schemes which add back mass and cost to the car.  GTI’s Magnesium Encapsulation technology enables the encapsulation of magnesium castings in some sort of plastic material which prevents corrosion, enables high levels of parts integration, modularity and weight reduction. This encapsulated material is manufactured using the PIM technology of GTI.

GTI also owns a patented pending technology called Molecular Metamorphosis Technology.  This technology is a unique surface modification process that allows components, materials, to be modified at an atomic level to improve physical characteristics such as bonding, adhesion, properties, conductivity, anti-static etc. By using the MMT technology the surface of the material can be modified without deformation of the material. GTI has discovered applications for this technology in multiple areas such as barrier, adhesion, conductivity, antistatic, metallization, deposition, hydrophilic, hypo-allergenic, drag-resistance and more. The numbers of applications are endless.

In summary, GTI's intellectual rights to these technologies offer manufacturers an alternative to traditional products such as metal, wood, concrete and fiberglass while utilizing a diverse range of materials to manufacture fully recyclable composite products of any size more cost-effectively than existing production techniques.  Its unique technologies also provide a great solution to the industry to tap into the environmental agenda by allowing waste materials to be converted easily into value added products as there is an ever increasing pressure to find solutions to landfill and a viable alternative to incineration.

GTI and its team of specialists believe its unique technologies are the future of the plastic composite manufacturing & proven environmental waste recycling technology.

Processes:  GTI works with its clients to identify existing or future products that can be manufactured using PIM Technology. GTI establishes a working partnership whereby GTI helps design the product with the materials that are available locally to the client. GTI works with the client to reduce their products costs plus add any additional benefits such as, reduce component weight, increase strength, remove corrosion issues, and significantly enhance products performance.

GTI’s strategy is to utilize its technologies to take products to market across the globe.  This strategy starts at an early stage of product development in the form of jointly funded research and development efforts with commercial partners, and continues through to full licensing agreements for its products.

GTI’s workforce and consultants is comprised by a highly recognized team of experts who have proven to produce amazing results in their inventions and other projects.  Dr. George Moser, Al Hetke, P.E., Robin Pointer, Miguel Linares, Scott Wellman, and Mario DiNello are the team leaders in GTI.

Dr. George Moser

Dr. Moser has worked in the automotive and electronics industries for 25 years in executive, general, engineering and marketing management positions. He holds a PhD in Mechanical Engineering from Stuttgart University and an MBA from Northern University in Boston. George's electronic expertise comes from his many years at Nixdorf and Siemens and he has approximately 30 patents and patents pending in the US and abroad, some co-authored with General Motors.

Al Hetke, P.E.

Mr. Hetke has over forty years of experience in the automotive industry ranging from research & development, product development, manufacturing engineering to operations management and executive roles in international business. Mr. Hetke, a registered professional engineer in metallurgy, graduated from General Motors Institute in 1964 with a BS in Mechanical Engineering and received his MBA degree from Michigan State University in 1978. He also holds an MSE degree in Manufacturing Systems Engineering from the University of Michigan. Mr. Hetke is a certified manufacturing engineer and a member of the Michigan State Energy Audit Board.

Robin Pointer

Ms. Pointer serves as President of Eden Research, Inc. in the United States and serves on the Board of Directors of several other U.S. companies. Robin has distinguished herself as an avid environmentalist and accomplished inventor. Her knowledge in the area of refining various plastic and antimicrobial technologies have been instrumental in the advancement of several companies that have gone public over the past eight years.

Scott A. Wellman

Mr. Wellman is an accomplished International Business Executive with over 25 years of global automotive industry experience, ranging from product development engineering, production process control, quality systems management, operations management, executive management positions in sales and marketing, operations, and complete P&L responsibilities, including Board of Directors positions for various U.S., Japanese Keiretsu and Chinese automotive suppliers.

He also is a successful inventor and entrepreneur holding U.S. Patents and Patents Pending in advanced structural composites and materials manufacturing technology. His entrepreneurship is evidenced by the founding of NVH Concepts in 2001, a successful start-up NVH rubber molding and advanced Composites Company which was then sold in 2005 to Asimco Technologies, a privately owned U.S. Corporation with a manufacturing footprint in both the U.S. and China.

In 2007, Mr. Wellman left Asimco and founded NVH Solutions, an advanced engineering, development and manufacturing company focused on providing value-engineered solutions to aid industry in achieving their weight and cost reduction targets while providing recyclability and increased functionality of individual products and modules. Under license from GTI, NVH Solutions is currently driving the commercialization of the PIM Technology throughout the automotive and heavy-truck industry.

Outputs:

GTI has had a wide range of client base and continues to expand it.  GTI’s clients are in various stages of implementing these technologies for their benefit.  GTI’s most strategic licensees, allies, and clients are:

• Green Tech Manufacturing (US) licensor of PIM manufacturing process for integrated applications within the building construction sector.
• SEEC Advisory Group, Inc. (US) compromises sophisticated financial, business and legal strategies.
• U.S. Qwest (US) has exclusive license to the housing application of PIM manufacturing process.
• USCAR (US) An umbrella organization for collaborative research among Chrysler LLC, Ford Motor Company and General Motors Corporation.
• Ford Motor Company (US) automotive Original Equipment Manufacturer (OEM).
• Chrysler Corporation (US) automotive Original Equipment Manufacturer (OEM).
• James Marine (US) manufactures and repairs barges and other specialty marine equipment.
• LaSera Technologies Inc. (US) innovator and manufacturer of Aerospace and Defense products.
• Environmental Recycling Technologies, PLC. (UK) A leading developer of innovative technologies focusing on plastic waste recycling.
• Aeropro (US) for aircraft under bodies & seat frames; anti-ballistic materials incorporated in Military seat frames.
• Plasco Corp (US) Aircraft fuselage & components.
• Kingspan (UK) building materials.
• Geomatrix (US) for fence panels for Lowe (major supplier to Home Depot).
• Small boats & water storage tanks (Cyprus).
• Modular housing (Tanzania & Nambia).
• Material handling pallets etc. (Cyprus).
• Highseas Technologies (UK) for boat Hulls.

Advanced Digital Components, Inc (“ADCI”)

Inputs:  Inputs are any economic resources that are able to create outputs when one or more processes are applied to it. Examples of inputs are long-lived assets, including intangible assets or rights to use long-lived assets, intellectual property and ability to obtain access to necessary materials or rights, and employees.

ADCI has been a pioneer in the field of Tire Pressure Monitoring Systems, (“TPMS”) and in-vehicle mobile computing for many years.  The inputs that ADCI possesses include the intangible assets in form of U.S. patents called Tire Pressure Monitoring System and Method of Making and Using Same.  Foreign patent applications are pending in Japan, Mexico, Brazil, Canada, China. The rights to this technology enable ADCI to provide its advanced patented invention for the production of TPMS system that warns drivers in the event of dangerously low tire pressure.  The Department of Transportation and NHTSA have issued a Federal Motor Vehicle Safety Standard Ruling that mandates all passenger vehicles be equipped with this system.

Processes: ADCI owns the processes and protocols through a very organized group of highly qualified engineers, who have the necessary skills and experience to produce results that benefit the company’s investors and its management team.

Mr. Hetke is one of the engineers with over forty years of experience in the automotive industry ranging from research & development, product development, manufacturing engineering to operations management and executive roles in international business. Mr. Hetke, a registered professional engineer in metallurgy, graduated from General Motors Institute in 1964 with a BS in Mechanical Engineering and received his MBA degree from Michigan State University in 1978. He also holds an MSE degree in Manufacturing Systems Engineering from the University of Michigan. Mr. Hetke is a certified manufacturing engineer and a member of the Michigan State Energy Audit Board. Mr. Hetke has been involved in ADCI since its formation.

Mr. Mario Dinello has been the President and Chief Operating Officer in ADCI since its formation.  He has over 25 years experience in the areas of finance and plastic technologies. Although Mario has been principally involved in the capital markets, he is also an accomplished inventor and economist. He serves on the Board of Directors of several U.S. and U.K. companies and has successfully advanced at least three of these corporations onto the public markets.

Outputs:

Since 2008, ADCI is working in alliance with Bluestar Technologies and iMobile, both New Jersey corporations, to market Mobile Computer Systems, Communication systems, Vehicle Telematic Systems, Navigation Systems, and Vehicle Personalization Electronic Devices, that are directed to automotive market and aftermarket customers.

The uncertainties in the automotive industry and the restructuring issues of the big car makers have affected ADCI’s operations; however ADCI and its team is continuing to work diligently with the automotive industry prospects to implement its new technologies.

Based on the above extended analysis of GTI’s and ADCI’s Inputs, Processes, and Outputs, we conclude that these two companies meet the definition of a business as defined in EITF 98-3.

Purchase Price and Goodwill

In addition you are asking us to provide you with a calculation that supports the allocation of the purchase price and an explanation of what goodwill represents.

In mid-September, 2008, LBO Capital Corp. completed the acquisition of GTI and ADCI in exchange for 18,000,000 newly issued shares of its common stock.  These shares were trading at $1.25/shares on September 15, 2008.  Management fair valued the 18 million shares at $12,500,000 on September 15, 2008. We took in consideration the assumptions including, the current trading price of these shares, the market size, market volatility and the Rule 144 restriction imposed on these shares. After careful consideration we took a large discount based on the above assumptions arriving at the fair value of $12,500,000.

Goodwill is the excess of the purchase price over the net fair market value of the two businesses acquired, GTI and ADCI.  We determined that carrying values of ADCI and GTI at September 15, 2008 were equal to fair market values on the same date.

	Net worth at 09/15/08	86% ADCI and 87% GTI was initially acquired
ADCI	$ (1,341,075)	$ (1,153,325)
GTI	(2,183,165)	(1,899,354)
Total	(3,524,240)	(3,052,678)
Purchase Price		12,500,000
Goodwill		$ 15,552,678

Note 6.  Intangible Assets, Net

1.

All of our licensed technologies are amortized based on the life of their agreements.  The patents are amortized based on their estimated useful life.

You concluded that we are amortizing the intangible assets related to licenses obtained in the acquisition of ADCI and GTI over the term of the respective licensed technologies.  We have not stated this anywhere in our response.  We don’t understand your conclusion that we have determined that the technological life of the licensed technologies are longer than the term of the agreements.   This part is confusing to us.

We have used the straight line amortization method in all of our intangibles, because as Paragraph 12 of SFAS 142 states, if the pattern in which an entity consumes the economic benefits of the licensed technology cannot be reliably determined, a straight line amortization method shall be used.  We are not able to determine such pattern in a reliable way, thus we believe that our amortization method is appropriate.

Form 10-Q/A (Amendment 2) for September 30, 2008.

2.

The Form 8-K is filed and the amended reports will also be filed.

Closing Comments

We appreciate your efforts in helping us to satisfy compliance with the all applicable disclosure requirements.

Should you have any questions or comments, please, do not hesitate to call Majlinda Xhuti, Chief Financial and Accounting Officer, at 248-994-0099.

In addition, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

he Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/S/ Thomas W. Itin

Chief Excecutive Officer

 /S/ Majlinda Xhuti

Chief Financial Officer & Chief Accounting Officer

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